Filed by Longview Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp. II

Commission File No. 001-40242

Date: September 14, 2021

HeartFlow Holding, Inc. Provides Selected Preliminary Second Quarter 2021 Financial Results and Updated Guidance for Full Year 2021

REDWOOD CITY, Calif. – September 14, 2021 – HeartFlow Holding, Inc. (“HeartFlow” or the “Company”), the leader in revolutionizing precision heart care, today announced selected preliminary financial results for the period ended June 30, 2021 and provided updated guidance for the year ending December 31, 2021.

Financial Highlights

•	Revenue for the second quarter of 2021 was approximately $9.8 million, an increase of approximately 165% compared to revenue for the second quarter of 2020
•	Revenue for the first half of 2021 was approximately $18.0 million, an increase of approximately 90% as compared to total revenue for the first half of 2020
•	Gross margin for the second quarter of 2021 was approximately 58.2%. This compares to a gross margin of 13.8% for the second quarter of 2020
•	Gross margin for the first half of 2021 was 54.2%. This compares to a gross margin of 23.1% for the first half of 2020

“Our first half 2021 results reflected continued strong demand for our revolutionary precision heart care technology that exceeded our initial expectations, as well as solid execution on our operating goals," said John H. Stevens, MD, President, Chief Executive Officer and Co-Founder, HeartFlow. “As we entered the second half of the year, we began to see the significant impact of the incredible strain that this additional COVID-19 wave has placed on patients, health care professionals and providers, which is creating a transitory headwind to our growth. We continue to invest heavily in our capabilities, our people and our technology to enable providers to make more informed care decisions to save lives, drive better patient outcomes and reduce costs.”

Recent Operational Highlights

•	Over 470 medical facilities under contract as of June 30, 2021, a year-over-year increase of approximately 45%
•	Case volume in the first half of 2021 increased 87% compared to the first half of 2020
•	Added John Farquhar to leadership team as new Chief Operating Officer, effective August 4
•	Commenced enrollment in the FUSION randomized controlled trial
•	Completed enrollment in PRECISE randomized controlled trial in May
•	Expanded U.S. sales footprint to support growth trajectory with anticipated changes to ACC/AHA chest pain guidelines

“In addition to our commercial growth and expansion, we continued to strengthen the clinical foundation for a shift in non-invasive testing to the CTA and HeartFlow pathway. Our latest investment in building this clinical evidence is the full enrollment of the PRECISE trial as of May. We are also delivering on our commitment to make HeartFlow available to more patients around the world with the commencement of enrollment in our FUSION trial, which we expect will enable us to secure reimbursement in the Netherlands,” added Stevens. “Lastly, we are finalizing preparation for FDA submission of exciting product expansions in Q4 that we expect will make HeartFlow an indispensable partner for practices utilizing the CTA and HeartFlow pathway.”

FY 2021 Financial Guidance

Due to continued uncertainty around the global COVID-19 pandemic, HeartFlow expects revenue for the full year 2021 to range from $36.0 million to $42.0 million, a 59% to 85% increase over full year 2020 revenue. The forecast is being adjusted to a range due to continued market disruption and uncertainty around the continuing impact of the Delta variant of COVID-19.

Gross margin for the full year 2021 is expected to be at least 49%. This compares to 33% for the full year ended December 31, 2020.

The guidance does not include any forecasted impact due to foreign exchange fluctuations. HeartFlow’s actual results could be significantly impacted by new customer wins, volume increases or decreases from existing customers, impact of COVID-19 /delta variant or new variants, the timing of revenue recognition, the timing of release of the new ACC / AHA guidelines, changes in reimbursement rates by CMS or other payers, as well as unexpected expenses associated with the pending business combination with Longview Acquisition Corp. II (“Longview”) (the “Business Combination”) or public company expenses.

About the HeartFlow FFRct Analysis

Starting with a standard coronary computed tomography angiogram (CTA), the HeartFlow Analysis leverages algorithms trained using deep learning (a form of AI) and highly trained analysts to create a digital, personalized 3D model of the heart. The HeartFlow Analysis then uses powerful computer algorithms to solve millions of complex equations to simulate blood flow and provides FFRct values along the coronary arteries. This information helps physicians evaluate the impact a blockage may be having on blood flow and determine the optimal course of treatment for each patient. A positive FFRct value (≤0.80) indicates that a coronary blockage is impeding blood flow to the heart muscle to a degree which may warrant invasive management.

Data demonstrating the safety, efficacy and cost-effectiveness of the HeartFlow Analysis have been published in more than 425 peer-reviewed publications, including long-term data out to five years. The HeartFlow Analysis offers the highest diagnostic performance available from a non-invasive test.1 To date, clinicians around the world have used the HeartFlow Analysis for more than 100,000 patients to aid in the diagnosis of heart disease.

About HeartFlow

HeartFlow is the leader in revolutionizing precision heart care, uniquely combining human ingenuity with advanced technology. HeartFlow’s non-invasive HeartFlow FFRct Analysis leverages artificial intelligence to create a personalized three-dimensional model of the heart. By using this model, clinicians can better evaluate the impact a blockage has on blood flow and determine the best treatment for patients. HeartFlow’s technology is reflective of our Silicon Valley roots and incorporates over two decades of scientific evidence with the latest advances in artificial intelligence. The HeartFlow FFRct Analysis is commercially available in the United States, UK, Canada, Europe and Japan. For more information, visit www.heartflow.com.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination pursuant to the business combination agreement, dated as of July 15, 2021 (the “Business Combination Agreement”), by and among Longview, HF Halo Merger Sub, Inc., a wholly owned subsidiary of Longview, and HeartFlow, Longview has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus and, as amended, will include a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview is contained in the Registration Statement for the Business Combination and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp. II, 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants is contained in the Registration Statement.

HeartFlow and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Cautionary Statement Regarding Preliminary Estimated Results

The selected, estimated financial results set forth are unaudited and should be considered preliminary and subject to change. HeartFlow has provided an estimate for the selected, preliminary results described above as the Company’s final results remain subject to final adjustments, and management’s and the audit committee’s final reviews. Accordingly, you should not place undue reliance on this preliminary data, which may differ materially from the final results. In addition, these results are not necessarily indicative of the results to be achieved in any future period. These preliminary results have been prepared by and are the responsibility of management. Neither HeartFlow's independent registered public accounting firm nor any other independent registered public accounting firm has expressed an opinion or any other form of assurance with respect thereto. HeartFlow’s full results for the six months ended June 30, 2021 are expected to be reported in an amendment to the Registration Statement to be filed by Longview with the SEC.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HeartFlow’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, HeartFlow’s preliminary, estimated results for the period ended June 30, 2021, the projected financial results discussed under the caption “FY 2021 Financial Guidance” and statements regarding regulatory submissions, guidelines and reimbursement. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and HeartFlow’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and HeartFlow prior to the Business Combination, and the combined company following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and HeartFlow or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and HeartFlow following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations or the healthcare industry; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of HeartFlow’s and the combined company’s product development activities, including market adoption of their current and future products; (10) the inability of HeartFlow or the combined company to obtain and maintain regulatory approval for their current and future products, and any related restrictions and limitations of any approved product; (11) the inability of HeartFlow or the combined company to build effective sales and marketing capabilities to support the combined company’s growth strategy; (12) the inability of HeartFlow or the combined company to maintain HeartFlow’s existing customer, license, and collaboration agreements, and arrangements with commercial and government payers; (13) changes in existing or anticipated clinical guidelines, or the timing of adoption of positive clinical guidelines that support the use of HeartFlow’s and the combined company’s products; (14) the inability of HeartFlow or the combined company to compete with other companies marketing or engaged in the development of products that aid physicians in the evaluation and treatment of coronary artery disease; (15) the size and growth potential of the markets for HeartFlow’s and the combined company’s products, and each of their ability to serve those markets, either alone or in partnership with others; (16) the pricing of HeartFlow’s and the combined company’s products and reimbursement for medical procedures conducted using HeartFlow’s and the combined company’s products; (17) HeartFlow’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (18) HeartFlow’s and the combined company’s financial performance; (19) the impact of COVID-19 on HeartFlow’s business and/or the ability of the parties to complete the Business Combination; and (20) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

The foregoing list of factors is not exclusive. and investors should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither HeartFlow nor Longview undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Contacts

For Investors:

Leigh Salvo or Jack Droogan

Gilmartin Group

Investors@heartflow.com

For Media:

Jennie Kim

HeartFlow

jekim@heartflow.com

1.	Driessen, R., et al. J Am Coll Cardiol. 2019;73(2),161-73.